UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Counterpath Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
222286 10 6
(CUSIP Number)
Steven Bruk 2410 – 650 West Georgia Street Vancouver, British Columbia Canada V6B 4N7 Telephone: 604-689-8336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 222286 10 6

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 12,085,800 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 12,085,800 (1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,085,800 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 26.6%
14. Type of Reporting Person (See Instructions): HC

(1)

Steven Bruk is the legal and beneficial owner of 3,855,800 shares. Mr. Bruk’s spouse, Karen Bruk, is the legal owner of 730,000 shares. Karen Bruk is also the sole shareholder of KMB Trac Two Holdings Ltd. KMB Trac Two Holdings Ltd. holds a 5.0% convertible note issued by the Issuer for the principal sum of US$2,000,000 and is due November 21, 2007, which KMB Trac Two Holdings Ltd. may at any time, and from time to time, at its sole and exclusive option by delivering to the Issuer a conversion notice, convert all or any part of the principal (plus accrued but unpaid interest thereon) outstanding under the note into fully paid and non-assessable shares of Common Stock of the Issuer at a conversion price of US$0.40 per share of Common Stock. KMB Trac Two Holdings Ltd. also holds a warrant to purchase 2,500,000 shares of Common Stock of the Issuer at a price of US$0.80 per share. Steven Bruk exercises investment power over the shares of Common Stock issuable upon conversion of the note and exercise of the warrant.

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CUSIP No. 222286 10 6

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Karen Bruk
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 730,000 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 730,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions): IN

(1)

Karen Bruk (spouse of Steven Bruk) is the sole shareholder of KMB Trac Two Holdings Ltd. KMB Trac Two Holdings Ltd. holds a 5.0% convertible note issued by the Issuer for the principal sum of US$2,000,000 and is due November 21, 2007, which KMB Trac Two Holdings Ltd. may at any time, and from time to time, at its sole and exclusive option by delivering to the Issuer a conversion notice, convert all or any part of the principal (plus accrued but unpaid interest thereon) outstanding under the note into fully paid and non-assessable shares of Common Stock of the Issuer at a conversion price of US$0.40 per share of Common Stock. KMB Trac Two Holdings Ltd. also holds a warrant to purchase 2,500,000 shares of Common Stock of the Issuer at a price of US$0.80 per share. Steven Bruk exercises investment power over the shares of Common Stock issuable upon conversion of the note and exercise of the warrant.

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CUSIP No. 222286 10 6

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KMB Trac Two Holdings Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: British Columbia
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 7,500,000 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,500,000 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions): CO

(1)

KMB Trac Two Holdings Ltd., a corporation wholly-owned by Karen Bruk (spouse of Steven Bruk), holds a 5.0% convertible note issued by the Issuer for the principal sum of US$2,000,000 and is due November 21, 2007, which KMB Trac Two Holdings Ltd. may at any time, and from time to time, at its sole and exclusive option by delivering to the Issuer a conversion notice, convert all or any part of the principal (plus accrued but unpaid interest thereon) outstanding under the note into fully paid and non-assessable shares of Common Stock of the Issuer at a conversion price of US$0.40 per share of Common Stock. KMB Trac Two Holdings Ltd. also holds a warrant to purchase 2,500,000 shares of Common Stock of the Issuer at a price of US$0.80 per share. Steven Bruk exercises investment power over the shares of Common Stock issuable upon conversion of the note and exercise of the warrant.

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Item 1.	Security And Issuer

This Statement relates to the common stock (the "Shares") of Counterpath Solutions, Inc. (the "Issuer").

The principal executive offices of the Issuer are located at 100 West Pender Street, 8th Floor, Vancouver, British Columbia, Canada V6B 1R8.

Item 2.	Identity And Background

This statement is filed on behalf of Steven Bruk, Karen Bruk and KMB Trac Two Holdings Ltd. ("Holdco"). Steven Bruk and Karen Bruk are each other’s spouse. Karen Bruk is the sole shareholder of Holdco, a holding company with a mailing address at 900 – 200 Burrard Street, Vancouver, British Columbia, Canada V7X 1T2.

During the last five years, none of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Holdco is organized under the laws of the Province of British Columbia.

Karen Bruk is the President and sole director of Holdco, the only executive officer and director of Holdco. Mrs. Bruk has Canadian citizenship, resides at 3790 Southridge Avenue, West Vancouver, British Columbia, Canada V7V 2J1 and she has no principal occupation.

Item 3.	Source and Amount of Funds or Other Consideration

Holdco acquired its convertible note and warrants convertible or exercisable into Shares pursuant to a private placement subscription agreement dated November 22, 2005. The 5.0% convertible note due November 21, 2007 entitles Holdco to convert all or any part of the principal (plus accrued but unpaid interest thereon) outstanding under the note into fully paid and non-assessable Shares at a conversion price of US$0.40 per share and the warrant entitles Holdco to purchase 2,500,000 Shares at a price of US$0.80 per share. If and when all of part of the note or warrant is converted or exercised, Holdco intends to use its working capital for the purchase price of the Shares.

Steven Bruk acquired 1,750,000 Shares in a private transaction pursuant to a stock purchase agreement dated December 15, 2005 in consideration of $0.20 per share for a total aggregate purchase price of $350,000, which was paid from his personal funds.

Of the balance, Steven Bruk acquired his 2,105,800 Shares and Karen Bruk acquired her 730,000 Shares from personal funds in previous transactions.

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Item 4.	Purpose of Transaction

Steven Bruk, Karen Bruk and Holdco acquired their respective Shares for investment purposes. At this time, none of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer, has the intention of acquiring additional Shares, although each of them reserves the right to make additional purchases on the open market, in private transactions and from treasury. None of Steven Bruk, Karen Bruk or Holdco nor, to Holdco’s knowledge, its sole director and officer, has any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Steven Bruk has the sole power to direct the vote of, and accordingly has beneficial ownership of, 12,085,800 Shares registered in his name representing approximately 26.6% of the Issuer's Shares.

None of Steven Bruk, Karen Bruk, Holdco or, to the knowledge of Holdco, its sole director and officer, has any power to vote or dispose of any Shares of the Issuer, nor did they effect any transactions in such Shares during the past 60 days other than as disclosed in this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement
B.	Private Placement Subscription Agreement
C.	Stock Purchase Agreement

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Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 25, 2006

Date

/s/ Steven Bruk

Signature

Steven Bruk

Name/Title

/s/ Karen Bruk

Signature

Karen Bruk

Name/Title

/s/ Karen Bruk

Signature

Karen Bruk, President and Director of KMB Trac Two Holdings Ltd.

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

January 31, 2006

Date

/s/ Steven Bruk

Signature

Steven Bruk

Name/Title

/s/ Karen Bruk

Signature

Karen Bruk

Name/Title

KMB TRAC TWO HOLDINGS LTD.

/s/ Karen Bruk

Signature

Karen Bruk, President and Director

Name/Title

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EXHIBIT B

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

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EXHIBIT C

STOCK PURCHASE AGREEMENT

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